Mandelbaum Salsburg P.C.
Vincent J. McGill Partner	1270 AVENUE OF THE AMERICAS, SUITE 1808 NEW YORK, NEW YORK 10020	Direct Dial: 212 324-1876 E-mail: mcgill@lawfirm.ms

June 4, 2019

Securities and Exchange Commission

Division of Corporation Finance

AD Office 5 — Transportation and Leisure

Washington, D.C. 20549

Re: Air Industries Group

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Filed April 8, 2019

File No. 001-35927

Ladies and Gentlemen:

On behalf of our client, Air Industries Group, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated May 30, 2019 with respect to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2018 filed on April 8, 2019 (the “2018 Form 10-K”).

The Company has filed an amendment to the 2018 Form 10-K (the “Amendment”) which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. Our responses below have been numbered to correspond to the Staff’s comments.

Form 10-K/A for the fiscal year ended December 31, 2018

Note 1: Formation and Basis of Presentation Going Concern, page F-7

1.	Based on your disclosure here, it is not clear whether management’s evaluation of substantial doubt regarding the company’s ability to continue as a going concern determined that there was or was not substantial doubt. In addition, if substantial doubt existed, it is not clear whether it was alleviated because management’s plans were probable of being effectively implemented and were probable of mitigating the conditions or events that raised the substantial doubt. Please revise your disclosure here and in future periodic reports - to the extent that conditions or events, considered in the aggregate, raise substantial doubt - to disclose management’s evaluation and conclusions as required by ASC 205-40-50-12 or 13-14, as applicable.

Response: The disclosure in note 1 to the financial statements concerning the Company’s ability to continue as a going concern has been revised in response to this comment.

Note 3: Summary of Significant Accounting Policies, page F-10

2.	We note that as of December 31, 2018 the company changed its policy to account for engineering costs. Please file a letter from your independent accountant concurring with your conclusion as to the new method’s preferability in accordance with Item 601 of Regulation S-K.

Response: According to the Division of Corporation Finance’s Financial Reporting Manual (FRM), Section 4230.2 “Changes in Accounting Principles,” an accountant’s preferability letter is not required for a change in estimate effected by a change in accounting principle (see FRM Section 4230.2 paragraph c. Preferability Letters, subparagraph 4). Based upon the available guidance, the Company has determined that the change in its policy to account for engineering costs to be a change in accounting estimate that is effected by a change in accounting principal. Accordingly, the letter required in accordance with Item 601 of Regulation S-K has not been filed as an exhibit to the Amendment.

According to the FASB Codification Section 250-10-45 Other Presentation Matters, Accounting Changes, Change in Accounting Estimate 250-10-45-18 “Distinguishing between a change in an accounting principle and a change in an accounting estimate is sometimes difficult. In some cases, a change in accounting estimate is effected by a change in accounting principle. One example of this type of change is a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets (hereinafter referred to as depreciation method). The new depreciation method is adopted in partial or complete recognition of a change in the estimated future benefits inherent in the asset, the pattern of consumption of those benefits, or the information available to the entity about those benefits. The effect of the change in accounting principle, or the method of applying it, may be inseparable from the effect of the change in accounting estimate. Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, shall be considered changes in estimates for purposes of applying this Subtopic.”

Please direct your comments, if any, or questions concerning this filing to the undersigned (212) 324-1876 or vmcgill@lawfirm.ms, or in my absence, Mark Orenstein (212) 324-1877, or morenstein@lawfirm.ms.

Very truly yours,

/s/ Vincent J. McGill

cc:	Theresa Brillant

Lyn Shenk

Michael Recca